EXHIBIT 8

LIST OF EDAP TMS S.A. SUBSIDIARIES
(as of March 31, 2002)

Name of Subsidiary	Juridiction of Incorporation

Techomed Medical Systems S.A.	France
EDAP Technomed S.r.l.	Italy
EDAP Technomed, Inc.	United States
EDAP Technomed Co. Ltd.	Japan
EDAP Technomed Sdn Bhd	Malaysia
HIFU S.A.	France